High Income Securities Fund
615 East Michigan Street
Milwaukee, WI 53202

January 31, 2022

VIA EDGAR TRANSMISSION

Christina Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	High Income Securities Fund (the “Fund”)
File No.:  811-05133

Dear Ms. Fettig:

This correspondence is being filed in response to comments you provided on January 10, 2022, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain filings for the Fund. The Staff indicated that the specific filing it reviewed was the Form N-CSR filed on November 8, 2021 referencing the August 31, 2021 Annual Report for the Fund and the Fund’s annual report on Form N-CEN for the fiscal year ended August 31, 2021.

For your convenience in reviewing the Fund’s response, each of your comments is set forth in bold below, immediately followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meanings given to them in the filing.

COMMENT:
In the Fund’s N-CEN filing for the period, the Fund checked “no” in response to Item B.10 (indicating that no matters were submitted to a vote of the Fund’s shareholders during the period). Was this answered correctly?

RESPONSE:
The Fund confirms that the response to Item B.10 was incorrect and that the Fund did have matters submitted to a vote of the Fund’s shareholders during the reporting period, including the election of trustees and whether an amendment to the Fund’s proxy voting policy is in the best interests of the Fund and its shareholders.

COMMENT:
Per Form N-2, Item 24, Instructions 4(g)(1), the Staff notes that the Fund should enhance Management’s Discussion of Fund Performance (“MDFP”) to include a broad discussion of the factors that affected the Fund’s performance during the period.

RESPONSE:	While the Fund believes MDFP meets the requirements of Instruction 4(g)(1), it will enhance such disclosure in future Form N-CSR filings.

COMMENT:
Per Form N-2, Item 24, Instructions 4(g)(3), the Staff notes that MDFP should include a discussion of the effect of any policy or practice of maintaining a specified level of distributions to shareholders on the Fund’s investment strategies and per share net asset value during the last fiscal year; and the extent to which the Fund’s distribution policy resulted in distributions of capital.

RESPONSE:	The Fund confirms that it will, going forward, include the requested information when applicable.

COMMENT:
Per Form N-2, Item 24, Instructions 4(g)(2)(b), the Staff notes that MDFP requires a statement accompanying the graph and table to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares.

RESPONSE:
The required statement to the effect that past performance does not predict future performance is made on page 4 of the Form N-CSR filing. The Fund will include the statement that the graph and table “does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares” in its future Form N-CSR filings.

COMMENT:	Per Form N-2, Item 24, Instruction 4(g), the Staff notes that MDFP should explain why the Fund’s benchmark is an appropriate index considering the fund’s strategy.

RESPONSE:
The Fund supplementally informs the Staff that on September 12, 2018, the Board determined to use the ICE BofA Merrill Lynch 6 Month Treasury Bill Index as its benchmark and has thus far not identified any alternative index that is more appropriate.  However, the Board intends to consider proposing changes to the Fund’s investment strategy which, if adopted, may lead the Board to consider an alternative benchmark for the Fund.

COMMENT:	Per Regulation S-X, Article 12(12), please disclose the interest rate associated with the Fund’s preferred stocks.

RESPONSE:	The Fund will include the requested disclosure in its future Form N-CSR filings.

COMMENT:	Per Regulation S-X, Article 12(12), Footnote 2, please categorize the schedule of investments by related industry, country or geographic region of the investment.

RESPONSE:	The Fund will include the requested disclosure in its future Form N-CSR filings.

COMMENT:	The Staff notes that FS KKR Capital Corp. 2 was acquired before the end of the reporting period. Please revise the name of the business development company and provide an explanation of the change.

RESPONSE:	The Fund will include the requested disclosure in its future Form N-CSR filings.

COMMENT:
The Staff notes that the amount of accumulated deficit is a positive number; and that the board members are referred to as “directors” in certain instances and “trustees” in other instances. Please make sure terms are consistent throughout the filing.

RESPONSE:	The Fund will correct these inconsistencies in its future Form N-CSR filings and will refer to the board members as trustees going forward.

COMMENT:
Per Form N-2, Item 24, Instruction 4(f), please include a statement that the SAI includes additional information about directors of the Fund and is available, without charge, upon request, and a toll-free (or collect) telephone number and e-mail address, if any, for shareholders to use to request the SAI.

RESPONSE:	The Fund will include this language in its Form N-CSR future filings.

COMMENT:	Per Form N-CSR, Item 4(c), please describe the nature of the services comprising the tax fees.

RESPONSE:	The Fund will include the requested disclosure in its future Form N-CSR filings.

COMMENT:	Per Form N-CSR, Item 8(a)(1), the Staff notes that the information should be disclosed as of the date of the filing of the report and not the fiscal year end.

RESPONSE:	The Fund confirms that, in future N-CSR filings, the referenced information will be as of the date of the filing.

COMMENT:	Per Form N-CSR, Item 8(a)(4), please state the dollar range of securities in the Fund beneficially owned by the Portfolio Manager, not the number of shares owned.

RESPONSE:	The Fund is managed by an Investment Committee and will include the requested disclosure with respect to the members of its Investment Committee in its future Form N-CSR filings.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at 1-888-898-4107.

Sincerely,
/s/ Andrew Dakos
Andrew Dakos
President of the Fund

cc.	Thomas R. Westle, Blank Rome LLP
Linda Kaufmann, Tait, Weller & Baker LLP